February 11, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	North Bay Resources Inc
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed November 9, 2012
Response dated January 9, 2013
File No. 000-54213

We have reviewed the Commission’s comments to our quarterly report on Form 10-Q for Fiscal Quarter Ended September 30, 2012.  We have prepared our responses to the Commission’s comments, as set forth below.

COMMENT:

Form 10-Q for Fiscal Quarter Ended September 30, 2012
Notes to Unaudited Financial Statements, page 14
Note 7 – Property, Plant, Equipment and Mineral Claim Assets, page 21

1.
We have considered the information you provided in response to our comment. We understand you have incurred certain costs to improve the Ruby Mine, including tunnel/infrastructure and access road improvements. It is our position that once you acquired the Ruby property with the intent to explore it and, if determined to be feasible, ultimately extract minerals, these types of improvement activities are considered exploration stage activities, and their costs should be expensed unless the improvements have alternative future use. In the absence of verifiable alternative future use, you should restate your financial statements without delay to expense these costs.

RESPONSE:

The Company will comply with the Commission’s position and will restate our financials statements to expense the improvement costs that had previously been capitalized.

In discussions with the Staff, we understand that it is permissible to make said restatements within the context of our 10-K to be filed by the required deadline. Thus the Company intends to file its Form 10-K for the year ended December 31, 2012 with restated audited December 31, 2011 financial statements and unaudited restatements of the quarters ended March 31, 2012, June 30, 2012, and September 30, 2012.  We will file an 8-K in the interim under Item 4.02 to advise shareholders that our previous financial statements should not be relied upon, with a full explanation of the circumstances pertaining to the restated financial statements.

North Bay Resources Inc. acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	comments from the Staff or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert the comments by the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Perry Leopold

Perry Leopold, Chief Executive Officer
Fax: (215) 661-8959

cc: Via Facsimile (201) 265-6069
Thomas E. Boccieri, Esq.